Exhibit 1

Media Relations Jorge Perez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendon +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX TO DIVEST CERTAIN ASSETS IN THE U.S.

MONTERREY, MEXICO. MAY 2, 2016 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has reached an agreement in principle for the sale of certain assets in the U.S. to Grupo Cementos de Chihuahua, S.A.B. de C.V. (“GCC”) for U.S.$400 million.

The assets, which would be sold to a U.S. affiliate of GCC, mainly consist of CEMEX’s cement plants in Odessa, Texas and Lyons, Colorado, three cement terminals and the building materials business in El Paso, Texas and Las Cruces, New Mexico.

Closing of this transaction is subject to final binding agreements being signed as well as to the fulfillment of various conditions precedent, mainly confirmatory due diligence and approvals from competition authorities, among others. We currently expect to finalize this transaction before the end of 2016.

CEMEX is a global building materials company that provides high quality products and reliable service to customers and communities in more than 50 countries. Celebrating its 110th anniversary, CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

For more information on GCC, please visit: www.gcc.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the transaction herein described to be materially different from those expressed or implied in this release, including not reaching final binding agreement or not satisfying all closing conditions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.